Exhibit 23.0 Consent of Independent Certified Public Accountants

The Board of Directors
Willow Grove Bancorp, Inc.

We consent to incorporation by reference in the registration statement (No. 333-70131) on Form S-8 of Willow Grove Bancorp, Inc. of our report dated July 24, 2000, relating to the consolidated statements of financial condition of Willow Grove Bancorp, Inc. and subsidiary as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended June 30, 2000, which report appears in the June 30, 2000 annual report on Form 10-K of Willow Grove Bancorp, Inc.


/s/ KPMG  LLP
Philadelphia, Pennsylvania
September 25, 2000